SUBJECT TO COMPLETION AND MODIFICATION

NELNET STUDENT LOAN FUNDING, LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS NELNET STUDENT LOAN FUNDING, LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT NELNET STUDENT LOAN FUNDING, LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, NELNET STUDENT LOAN FUNDING, LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-877-317-3161.

TERM SHEET

$434,000,000

Student Loan Asset-Backed Notes

Nelnet Student Loan Trust 2009-2

Issuing Entity

Nelnet Student Loan Funding, LLC Depositor	National Education Loan Network, Inc. Master Servicer and Administrator
Nelnet, Inc. Sponsor

The notes are obligations of the issuing entity only and are payable solely from the pledged collateral described in the initial free-writing prospectus consisting primarily of student loans originated under the Federal Family Education Loan Program. The notes are not obligations of the Sponsor, the Depositor, the Administrator or any of their affiliates.

We are offering the following notes:

Series	Original Principal Amount	Interest Rate	Price to Public	Underwriting Fees andCommissions	Proceeds to theTrust(1)	Final Maturity Date
2009-2 Notes	$434,000,000	3-month LIBOR plus %	100%	0.25%	$434,000,000	April 25, 2042

____________________

(1)	The sponsor will pay underwriting fees and commissions and the costs of issuing the notes from its own funds and not from the proceeds of the notes.

This term sheet constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended. The underwriters named below are offering the notes subject to approval of certain matters by their counsel.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this free-writing prospectus. Any representation to the contrary is a criminal offense.

We are offering the notes through the underwriters when and if issued. The notes will be delivered in book-entry form only on or about October 22, 2009.

Sole Bookrunner

Barclays Capital

Co-Manager

RBC Capital Markets

October 14, 2009

The information contained herein refers to and supplements certain of the information contained in the issuing entity’s Free-Writing Prospectus, dated October 13, 2009 (the “initial free-writing prospectus”).

The Notes

Closing Date. The closing date for this offering is expected to be October 22, 2009.

Pricing Date. On or about October 14, 2009.

Interest Rates. The notes will each bear interest at a rate equal to three-month LIBOR, plus a margin. This margin will be set at the time of pricing.

Final Maturity. The quarterly distribution date on which the notes are due and payable in full is April 25, 2042.

General. On the closing date, the pool balance will be approximately 103.33% of the aggregate principal amount of the notes.

Identification Numbers. The notes will have the following CUSIP Number and ISIN Number:

CUSIP Number

Series 2009-2 Notes:	64032M AA7

International Securities Identification Number (ISIN)

Series 2009-2 Notes:	US64032MAA71

Description of the Trust

The Acquisition Fund. On the closing date, we will deposit into the Acquisition Fund approximately $429,889,105 of the proceeds from the sale of the notes, along with an additional $17,265,675 that will be received from the sponsor, which we will use to purchase consolidation student loans on the closing date.

The Capitalized Interest Fund. Approximately $3,000,000 of the proceeds from the sale of the notes will be deposited into a Capitalized Interest Fund. If on any monthly servicing payment date or quarterly distribution date, money on deposit in the Collection Fund is insufficient to pay amounts owed to the U.S. Department of Education or to the guarantee agencies (other than transfers to repurchase student loans), servicing fees, trustees’ fees, administration fees, interest on the notes and amounts due to any counterparty under any derivative product agreement (other than certain termination payments), then money on deposit in the Capitalized Interest Fund will be transferred to the Collection Fund to cover the deficiency, prior to any amounts being transferred from the Reserve Fund. Amounts transferred from the Capitalized Interest Fund will not be replenished. On the October 25, 2010 quarterly distribution date, the indenture trustee will transfer any amounts remaining in the Capitalized Interest Fund to the Collection Fund.

The Reserve Fund. The trust will make a deposit to the Reserve Fund from the proceeds of the sale of the notes in the amount of $1,110,895. The Reserve Fund is subject to a minimum amount equal to the greater of 0.25% of the Pool Balance as of the close of business on the last day of the related collection period, or 0.10% of the initial Pool Balance, or such lesser amount as may be agreed to by the rating agencies as evidenced by a rating confirmation.

Capitalization

As of the closing date, the capitalization of the trust after giving effect to the issuance of the notes will be as follows:

Series 2009-2 Notes	$434,000,000
Equity	17,265,675
Total	$451,265,675

Use of Proceeds

The proceeds from the sale of the notes, along with the additional contribution received from the sponsor, are expected to be applied as follows:

Deposit to Acquisition Fund	$447,154,780
Deposit to Capitalized Interest Fund	3,000,000
Deposit to Reserve Fund	1,110,895
Total	$451,265,675

Weighted Average Lives, Expected Maturities and Percentages of Original Principal Remaining at Each Quarterly Distribution Date for the Notes

Prepayment considerations

Generally, all of the trust’s student loans are prepayable in whole or in part, without penalty, by the borrowers at any time, or as a result of a borrower’s default, death, disability or bankruptcy and subsequent liquidation or collection of guarantee payments with respect to such loans. The rates of payment of principal on a class of notes and the yield on a class of notes may be affected by prepayments of the trust’s student loans. Because prepayments generally will be paid through to noteholders as distributions of principal, it is likely that the actual final payments on the notes will occur prior to the notes’ final maturity date. Accordingly, in the event that the trust’s student loans experience significant prepayments, the actual final payments on the notes may occur substantially before their final maturity date, causing a shortening of the notes’ weighted average life. Weighted average life refers to the average amount of time that will elapse from the date of issuance of a note until each dollar of principal of such note will be repaid to the investor.

The rate of prepayments on the trust’s student loans cannot be predicted and may be influenced by a variety of economic, social and other factors. Generally, the rate of prepayments may tend to increase to the extent that alternative financing becomes available on more favorable terms or at interest rates significantly below the interest rates payable on the trust’s student loans. In addition, the depositor is obligated to repurchase any student loan as a result of a breach of any of its representations and warranties relating to the trust’s student loans, and the master servicer is obligated to cause the subservicer to repurchase any student loan as a result of a breach of certain covenants with respect to such student loan, in the event such breach materially adversely affects the interests of the trust in that student loan and is not cured within the applicable cure period.

However, scheduled payments with respect to, and maturities of, the trust’s student loans may be extended, including pursuant to grace periods, deferral periods and forbearance periods. The rate of payment of principal on the notes and the yield on the notes may also be affected by the rate of defaults resulting in losses on the trust’s student loans that may have been liquidated, by the severity of those losses and by the timing of those losses, which may affect the ability of the guarantee agencies to make guarantee payments on such student loans. In addition, the maturity of certain of the trust’s student loans may extend beyond the final maturity date for the notes.

See “Weighted Average Lives, Expected Maturities and Percentages of Original Principal Remaining at Each Quarterly Distribution Date for the Notes” attached hereto as Exhibit I.

Plan of Distribution

Subject to the terms and conditions set forth in an underwriting agreement among the depositor and the underwriters named below, the depositor will agree to cause the trust to sell to the underwriters, and each underwriter will agree to purchase from the trust, the principal amount of the notes set forth opposite its name.

Underwriter	Series 2009-2 Notes
Barclays Capital Inc.	$400,000,000
RBC Capital Markets Corporation	34,000,000
Total	$434,000,000

The underwriters have advised that they propose to offer the notes to the public initially at the offering price set forth below, and to certain dealers at this price less concessions not in excess of the concessions listed below. The underwriters may allow and the dealers may reallow concessions to other dealers not in excess of the reallowances listed below. After the initial public offering, these prices and concessions may change.

	Initial Public Offering Price	Underwriting Fees and Commissions	Proceeds to the Trust(1)	Selling Concessions Not to Exceed	Reallowance Not to Exceed
Series 2009-2 Notes	100%	0.25%	$434,000,000	0.150%	0.075%

____________________

(1)	The sponsor will pay underwriting fees and commissions and the costs of issuing the notes from its own funds and not from the proceeds of the notes.

The prices and proceeds shown in the table do not include any accrued interest. The actual prices and proceeds will include interest, if any, from the closing date.

Until the distribution of notes is completed, the rules of the SEC may limit the ability of the underwriters to bid for and purchase the notes. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of the notes. These transactions consist of bids of purchase for the purpose of pegging, fixing or maintaining the price of the notes.

Purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases.

Neither the trust nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the notes. In addition, neither the trust nor the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The notes are a new class of securities with no established trading market. The underwriters have advised that they presently intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the notes at any time without notice. We cannot assure you that the prices at which the notes will sell in the market after this offering will not be lower or higher than the initial offering price or that an active trading market for the notes will develop and continue after this offering.

The underwriting agreement will provide that the depositor will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and the depositor will agree to reimburse the underwriters for the fees and expenses of their counsel. The sponsor will also enter into an indemnity agreement with the underwriters under which the sponsor will agree to indemnify the underwriters against certain civil liabilities.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity,

within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”), received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the trust; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No action has been or will be taken by the depositor or the underwriters that would permit a public offering of the notes in any country or jurisdiction other than in the United States, where action for that purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, and neither the initial free-writing prospectus and the accompanying prospectus attached as Appendix I thereto and this term sheet (collectively, the “pre-pricing disclosure package”), nor any circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose hands all or any part of the pre-pricing disclosure package comes are required by the depositor and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, sell or deliver notes or have in their possession or distribute the pre-pricing disclosure package, in all cases at their own expense.

The depositor has not authorized any offer of the notes to the public in the United Kingdom within the meaning of the FSMA. The notes may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of these regulations or otherwise in compliance with all applicable provisions of these regulations and the FSMA.

EXHIBIT I

WEIGHTED AVERAGE LIVES,

EXPECTED MATURITIES AND PERCENTAGES

OF ORIGINAL PRINCIPAL REMAINING AT EACH QUARTERLY DISTRIBUTION

DATE FOR THE NOTES

Prepayments on pools of student loans can be calculated based on a variety of prepayment models. The model used to calculate prepayments in this term sheet is based on prepayment rates derived on a linear function that is ramped over time based on loan age. For purposes of this transaction, we refer to this model as the “pricing prepayment curve” or “PPC.” The PPC applies a constant percentage rate (“CPR,” see discussion below) of prepayment that rises steadily from 2% CPR to 10% CPR over a 120 month period (growing 0.0672269% per month), leveling off at 10% thereafter.

100% PPC implies prepayment exactly according to the ramp. A rate of “x% PPC” implies the indicated constant percentage to each of the CPRs along the ramp.

CPR is stated as an annualized rate and is calculated as the percentage of the loan amount outstanding at the beginning of a period (including accrued interest to be capitalized), after applying scheduled payments, that prepays during that period. The CPR model assumes that student loans will prepay in each month according to the following formula:

Monthly Prepayments = (Balance (including accrued interest to be capitalized)

after scheduled payments) × (1-(1-CPR) 1/12)

Accordingly, monthly prepayments, assuming a $1,000 balance after scheduled payments would be as follows for various levels of PPC at selected points along the PPC:

		Seasoning (months)
PPC Level	Prepayment	24	48	72	96	120
0% PPC	CPR	0.00%	0.00%	0.00%	0.00%	0.00%
	Monthly Prepayment	$0.00	$0.00	$0.00	$0.00	$0.00
50% PPC	CPR	1.77%	2.58%	3.39%	4.19%	5.00%
	Monthly Prepayment	$1.49	$2.18	$2.87	$3.56	$4.27
100% PPC	CPR	3.55%	5.16%	6.77%	8.39%	10.00%
	Monthly Prepayment	$3.00	$4.40	$5.83	$7.27	$8.74
150% PPC	CPR	5.32%	7.74%	10.16%	12.58%	15.00%
	Monthly Prepayment	$4.54	$6.69	$8.89	$11.14	$13.45
200% PPC	CPR	7.09%	10.32%	13.55%	16.77%	20.00%
	Monthly Prepayment	$6.11	$9.04	$12.06	$15.18	$18.42

The PPC model does not purport to describe historical prepayment experience or to predict the prepayment rate of any actual student loan pool. The student loans will not prepay according to the PPC, nor will all of the student loans prepay at the same rate. You must make an independent decision regarding the appropriate principal prepayment scenarios to use in making any investment decision.

The tables below show the weighted average remaining lives, expected maturity dates and percentages of original principal remaining of the notes at certain quarterly distribution dates under various PPC scenarios.

For purposes of calculating the information presented in the tables, it is assumed, among other things, that:

•	the statistical cut-off date for the trust student loans is as of October 1, 2009;
•	the closing date is October 23, 2009;
•

all trust student loans (as grouped within the “rep lines” described below) remain in their current status until their status end date and then move to repayment, and no trust student loan moves from repayment to any other status;

I-1

•	there are government payment delays of 30 days for interest subsidy and special allowance payments;
•	no delinquencies or defaults occur on any of the trust student loans, no repurchases for breaches of representations, warranties or covenants occur, and all borrower payments are collected in full;
•	index levels for calculation of borrower and government payments are:
o	91-day Treasury bill rate of 0.00%; and
o	three-month commercial paper rate of 0.20%;
•	quarterly distributions begin on January 25, 2010, and payments are made quarterly on the 25th day of every January, April, July and October thereafter, whether or not the 25th is a business day;
•	the interest rate for the outstanding notes at all times will be equal to 1.10%;
•	0.06% of the pool balance shall be used to pay the annual administration fee, the annual indenture trustee fee and the annual Delaware trustee fee;
•	a servicing fee equal $3.00 per borrower per month;
•

the Reserve Fund has an initial balance equal to $1,110,895 and at all times a balance equal to the greater of (1) 0.25% of the pool balance as of the close of business on the last day of the related collection period and (2) 0.10% of the initial pool balance;

•

all payments are assumed to be made at the end of the month and amounts on deposit in the Collection Fund and Reserve Fund, including reinvestment income earned in the previous month, net of servicing fees, are reinvested in eligible investments at the assumed reinvestment rate of 0.10% per annum through the end of the collection period; reinvestment earnings are available for distribution from the prior collection period;

•	an optional redemption occurs on the quarterly distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance; and
•

the pool of trust student loans were grouped into 1,361 representative loans (“rep lines”), which have been created, for modeling purposes, from individual trust student loans based on combinations of similar individual student loan characteristics, which include, but are not limited to, interest rate, loan type, index, margin, rate cap and remaining term.

I-2

WEIGHTED AVERAGE LIVES AND EXPECTED MATURITY DATES

OF THE NOTES AT VARIOUS PERCENTAGES OF PPC(1)

	Weighted Average Life (years)(2)
Series	0%	50%	100%	150%	200%
2009-2 Notes	8.13	6.51	5.43	4.67	4.11

Series	Expected Maturity Date
2009-2 Notes	January 25, 2026	January 25, 2024	April 25, 2022	October 25, 2020	October 25, 2019

_____________________

(1)

Assuming for purposes of this table that, among other things, the optional redemption occurs on the quarterly distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

(2)

The weighted average life of the notes (assuming a 360-day year consisting of twelve 30-day months) is determined by: (i) multiplying the amount of each principal payment on the notes by the number of years from the closing date to the related quarterly distribution date, (ii) adding the results, and (iii) dividing that sum by the aggregate principal amount of the notes as of the closing date.

PERCENTAGES OF ORIGINAL PRINCIPAL OF THE NOTES

REMAINING AT CERTAIN QUARTERLY DISTRIBUTION DATES AT VARIOUS

PERCENTAGES OF PPC(1)

Quarterly Distribution Dates	0%	50%	100%	150%	200%
Initial	100%	100%	100%	100%	100%
January 25, 2010	99%	98%	98%	97%	97%
April 25, 2010	98%	97%	96%	94%	93%
July 25, 2010	97%	95%	93%	92%	90%
October 25, 2010	95%	93%	90%	88%	86%
January 25, 2011	94%	91%	88%	85%	82%
April 25, 2011	92%	89%	85%	82%	79%
July 25, 2011	91%	87%	83%	79%	75%
October 25, 2011	89%	85%	80%	76%	72%
January 25, 2012	88%	82%	77%	73%	68%
April 25, 2012	86%	80%	75%	70%	65%
July 25, 2012	85%	78%	72%	67%	61%
October 25, 2012	83%	76%	70%	64%	58%
January 25, 2013	81%	74%	67%	61%	55%
April 25, 2013	80%	72%	65%	58%	52%
July 25, 2013	78%	70%	62%	55%	49%
October 25, 2013	76%	67%	59%	52%	46%

January 25, 2014	75%	65%	57%	49%	43%
April 25, 2014	73%	63%	54%	47%	40%
July 25, 2014	71%	61%	52%	44%	37%
October 25, 2014	69%	59%	49%	41%	34%
January 25, 2015	68%	57%	47%	39%	32%
April 25, 2015	66%	54%	45%	36%	29%
July 25, 2015	64%	52%	42%	34%	27%
October 25, 2015	62%	50%	40%	32%	24%
January 25, 2016	61%	48%	38%	29%	22%
April 25, 2016	59%	46%	36%	27%	20%
July 25, 2016	57%	44%	34%	25%	18%
October 25, 2016	55%	42%	32%	23%	16%
January 25, 2017	54%	40%	30%	21%	14%
April 25, 2017	52%	38%	28%	19%	13%
July 25, 2017	50%	37%	26%	17%	11%
October 25, 2017	49%	35%	24%	16%	9%

I-3

January 25, 2018	47%	33%	22%	14%	8%
April 25, 2018	45%	31%	20%	12%	6%
July 25, 2018	44%	29%	19%	11%	5%
October 25, 2018	42%	28%	17%	9%	4%
January 25, 2019	41%	26%	16%	8%	3%
April 25, 2019	39%	25%	14%	7%	1%
July 25, 2019	38%	23%	13%	5%	0%
October 25, 2019	36%	22%	11%	4%	0%
January 25, 2020	35%	20%	10%	3%	0%
April 25, 2020	33%	19%	9%	2%	0%
July 25, 2020	32%	17%	7%	1%	0%
October 25, 2020	30%	16%	6%	0%	0%
January 25, 2021	29%	14%	5%	0%	0%
April 25, 2021	27%	13%	4%	0%	0%
July 25, 2021	26%	12%	3%	0%	0%
October 25, 2021	24%	10%	2%	0%	0%
January 25, 2022	23%	9%	1%	0%	0%
April 25, 2022	21%	8%	0%	0%	0%
July 25, 2022	20%	7%	0%	0%	0%
October 25, 2022	18%	5%	0%	0%	0%
January 25, 2023	17%	4%	0%	0%	0%
April 25, 2023	15%	3%	0%	0%	0%
July 25, 2023	14%	2%	0%	0%	0%
October 25, 2023	12%	1%	0%	0%	0%
January 25, 2024	11%	0%	0%	0%	0%
April 25, 2024	9%	0%	0%	0%	0%
July 25, 2024	8%	0%	0%	0%	0%
October 25, 2024	6%	0%	0%	0%	0%
January 25, 2025	5%	0%	0%	0%	0%
April 25, 2025	3%	0%	0%	0%	0%
July 25, 2025	2%	0%	0%	0%	0%
October 25, 2025	0%	0%	0%	0%	0%
January 25, 2026	0%	0%	0%	0%	0%

(1)

Assuming for purposes of this table that, among other things, the optional redemption occurs on the quarterly distribution date immediately following the date on which the pool balance falls below 10% of the initial pool balance.

The above table has been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the rep lines, which will differ from the characteristics and performance of the actual pool of trust student loans) and should be read in conjunction therewith. In addition, the diverse characteristics, remaining terms and loan ages of the trust student loans could produce slower or faster principal payments than implied by the information in this table, even if the dispersions of weighted average characteristics, remaining terms and loan ages are the same as the characteristics, remaining terms and loan ages assumed.

I-4

$434,000,000

Nelnet Student Loan Trust 2009-2

Issuing Entity

Student Loan Asset-Backed Notes

Series 2009-2

Nelnet Student Loan Funding, LLC

Depositor

National Education Loan Network, Inc.

Master Servicer and Administrator

Nelnet, Inc.

Sponsor

Sole Bookrunner

Barclays Capital

Co-Manager

RBC Capital Markets

October 14, 2009